Masco Corporation 17450 College Parkway Livonia, Michigan 48152 313 274 7400 www.masco.com

April 30, 2024

VIA EDGAR TRANSMISSION (CORRESP.)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, DC 20549-4561

Attention: Mr. Kevin Stertzel

Re:	Masco Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 8, 2024
File No. 001-05794

Dear Mr. Stertzel:

On behalf of Masco Corporation (the “Company”), I am writing to respond to the Staff of the Securities and Exchange Commission’s comments with respect to the above-referenced Form 10-K in the Staff’s letter dated April 4, 2024. The numbered paragraphs below correspond to the headings and numbers set forth in the comment letter, the text of which is copied in italics for your reference.

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 19

1.	We note your Results of Operations disclosures identify various factors which positively or negatively impacted your results. In future filings, please quantify in dollar or percentage terms, the impact each factor had on the measure of profitability or expense you discuss. Refer to the Commission's MD&A Interpretive guidance found in Commission Release No. 33-8350 as well as Item 303 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that, in future filings beginning with our Form 10-Q for the quarterly period ended June 30, 2024, when two or more factors contribute to a material change in a measure of profitability or expense we discuss, the Company will quantify the impact of each such factor, in dollar or percentage terms, where such quantification is practicable and necessary to an understanding of the material change in the measure of profitability or expense.

Mr. Kevin Stertzel

April 30, 2024

Financial Statements

Note I. Supplier Finance Program, page 53

2.	In future filings, please provide all disclosures contemplated in ASC 405-50-50-3(a) including a description of the payment terms and whether any assets are pledged as security or other forms of guarantees.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, the Company will provide all disclosures contemplated in ASC 405-50-50-3(a). With respect to payment terms, in our Form 10-Q for the quarterly period ended March 31, 2024, the Company provided a range of payment terms associated with a majority of our suppliers in Note G, Supplier Finance Program.  With respect to any assets pledged as security or other forms of guarantees, currently, under the Company’s voluntary supply chain finance program, the Company does not pledge assets as security or provide other forms of guarantees to the participating financial institutions or third-party administrator.  To the extent the Company pledges assets as security or provides other forms of guarantees in the future, the Company will modify and incorporate into its disclosures, as appropriate.

If you have any further questions or comments, please contact me at 313-792-6021.

Sincerely,

/s/ Richard J. Westenberg
Richard J. Westenberg
Vice President, Chief Financial Officer and Treasurer